UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Napster, Inc.

(Name of Subject Company (Issuer))

Puma Cat Acquisition Corp.

a wholly-owned subsidiary of

Best Buy Co., Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share

 (Title of Class of Securities)

630797108

(CUSIP Number of Class of Securities)

Joseph M. Joyce

Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, MN 55423

(612) 291-1000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy To:

John R. Houston, Esq.

Robins, Kaplan, Miller & Ciresi L.L.P.

2800 LaSalle Plaza, 800 LaSalle Avenue

Minneapolis, MN 55402

(612) 349-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$127,186,169.15	$4,998.42

*                                         Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 47,922,611 outstanding shares of Issuer common stock, par value $0.001 per share, at a price of $2.65 per share (including shares issued pursuant to restricted stock awards) at an aggregate purchase price of $126,994,919.15; and an aggregate of $191,250.00, representing the difference between the $2.65 per share payable per share of common stock in the offer and the exercise price of all in-the-money options that are vested or will vest on or prior to the scheduled expiration date of the offer contemplated by this Schedule TO.  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals $39.30 per $1 million of the transaction value.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,998.42

Form or Registration No.: Schedule TO

Filing Party: Puma Cat Acquisition Corp. and Best Buy Co., Inc.

Date Filed: September 26, 2008

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2008, as amended by Amendment No. 1, filed with the SEC on October 2, 2008, and Amendment No. 2, filed with the SEC on October 10, 2008 (collectively, the “Schedule TO”).  The Schedule TO relates to the offer by Puma Cat Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Best Buy”), to purchase all outstanding shares of common stock, par value $0.001 per share, and the stock purchase rights associated with such shares (collectively, the “Shares”), of Napster, Inc., a Delaware corporation (“Napster”), at a purchase price of $2.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.   Capitalized terms used and not otherwise defined in this Amendment No. 3 have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.  This Amendment No. 3 is a resubmission of Amendment No. 2, which was erroneously filed by the financial printer for Best Buy and Purchaser under the incorrect Issuer.  This Amendment No. 3 also amends Items 4 and 11 of the Schedule TO in the manner described in Item 4(c) and Item 11, below, respectively.

Item 4.                                                           Terms of the Transaction.

(a)           Item 4 of the Schedule TO is amended by deleting in its entirety the last sentence of the paragraph entitled “Determination of Validity” in Section 3 (“Procedure for Tendering Shares”) on page 10 of the Offer to Purchase.

(b)           Item 4 of the Schedule TO is amended and supplemented by deleting the penultimate paragraph of Section 14 (“Certain Conditions of the Offer”) on page 40 of the Offer to Purchase and replacing such paragraph with the following text:

“The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Best Buy and Purchaser and may be asserted by Best Buy or Purchaser regardless of the circumstances (other than any action or inaction by Best Buy or Purchaser) giving rise to any such condition, or may be waived by Best Buy or Purchaser, in whole or in part, in its sole discretion, except as otherwise provided in the Merger Agreement.  The failure by Best Buy or Purchaser to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time on or before the expiration of the Offer (except for conditions dependent upon the receipt of necessary government approvals, which may be asserted at any time and from time to time).”

(c)           Item 4 of the Schedule TO is amended and supplemented to include the following:

“Pursuant to the German Act against Restraints of Competition (the “Act”), Best Buy filed notification of the Offer and the related transactions with the German Federal Cartel Office (the “GFCO”) on October 2, 2008.  On October 14, 2008, Best Buy was notified that the GFCO has granted clearance to proceed with the Offer.  Accordingly, the condition to the Offer requiring the clearance or expiration of the required one-month waiting period under the Act has been satisfied.  The Offer continues to be conditioned upon other conditions described in the Offer.”

Item 8.                                                           Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is amended to include and supplemented with the following information:

“As disclosed in the Schedule 13D filed with the SEC by Best Buy on September 24, 2008, Best Buy Enterprise Services, Inc., a wholly-owned subsidiary of Best Buy, owns 1,099,626 Shares. Additionally, Best Buy and Purchaser may each be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) the 5,193,084 Shares subject to the Shareholder Support Agreement, 2,371,411 of which are issuable pursuant to the exercise of unexpired stock options, none of which have an exercise price of less than $2.65 per share.  As a result, Best Buy may be deemed to beneficially own an aggregate of 6,292,710 Shares, or 12.5% of all outstanding Shares as of September 14, 2008 (including 2,371,411 Shares issuable pursuant to the exercise of unexpired stock options, none of which have an exercise price of less than $2.65 per share); Best Buy Enterprise Services, Inc. may be deemed to beneficially own an aggregate of 1,099,626 Shares, or 2.2% of all outstanding Shares as of September 14, 2008; and Purchaser may be deemed to beneficially own an aggregate of 5,193,084 Shares, or 10.3% of all outstanding Shares as of September 14, 2008 (including 2,371,411 Shares issuable pursuant to the exercise of unexpired stock options, none of which have an exercise price of less than $2.65 per share).”

Item 11.                                                    Additional Information.

(a)           Item 11 of the Schedule TO is amended and supplemented to include the information disclosed in Item 4(c), above.

(b)           Item 11 of the Schedule TO is amended and supplemented to include the following:

“On October 10, 2008, two purported stockholders of Napster filed an amendment to their original complaint and purported class action lawsuit, captioned Joseph Sullivan, et al., v. William Christopher Gorog, et al., Case Number BC398258 (the “Sullivan Action”), filed in the Superior Court of the State of California, Los Angeles County on September 16, 2008.  The amended complaint adds a third claim, which alleges additional breaches of fiduciary duties by Napster and its directors in connection with the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUMA CAT ACQUISITION CORP.

By:	/s/ Joseph M. Joyce
Name:	Joseph M. Joyce
Its:	President and Secretary

BEST BUY CO., INC.

By:	/s/ Joseph M. Joyce
Name:	Joseph M. Joyce
Its:	Senior Vice President, General Counsel and Assistant Secretary

Dated: October 14, 2008